03037604

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Diamonds Inc

*CURRENT ADDRESS P.O. Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 34752 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 11/19/03



Superior Diamonds Inc.

2002 Annual Report

highlights

103 targets acquired based on airborne magnetic survey

Clusters of circular magnetic targets up-ice from kimberlite indicator minerals

Recovery of G-10 garnets and diamond inclusion chrome spinels suggesting diamondiferous source

Pristine chrome diopside and kimberlite olivine in tills suggest proximity to source material

Chrome diopside from diamond stability field

2003 program to prioritize drill targets

to our shareholders

During 2002, the Company's diamond exploration efforts were focused in northern Ontario within a 33,000 square kilometre area designated the AEM Diamond Project. Prior to the summer field season, an independent geophysicist, using proprietary airborne magnetics, identified 30 targets in the Rowlandson Lake area as kimberlite-like anomalies. Sixteen of these anomalies were acquired by staking.

The summer field program consisted of the collection of 573 till, esker and modern alluvial samples for kimberlite indicator mineral (KIM) analyses. It became evident as results were received that a major northwest-southeast trending deep-seated structural zone was shedding an abnormal concentration of KIM. Typical KIM recovered included pyrope garnet, chrome spinel, chrome diopide, picroilmenite, eclogite garnet and kimberlite olivine.

Subsequent to the sampling program, a high sensitivity magnetic survey was flown at 150 metre line spacing to better define kimberlite-like geophysical anomalies. The results of this survey were extremely positive and 103 areas, for a total of 21,232 hectares, were staked to cover all circular magnetic anomalies. In a number of target areas, these circular anomalies have associated KIM with chemistries that suggest they are diamondiferous.

2003 will be a very active year as your Company intends to follow up all of the anomalies with programs that will include detailed till sampling, ground magnetics and drill testing of priority targets.

We look forward to an exciting future for the Company and thank all shareholders for their support.

John G Paterson
President

February 28, 2003


ard Lake Belt
Stull-Wunnummin
Fault Zone
N
0
100
Kilometres
Mafic Volcanics/Sediments/Related Mafic-Ultramafic Intrusives
Superior Diamonds Target
AEM Diamond Project Claim Boundary

aem diamond project



The results of the closely spaced airborne magnetic survey were beyond expectations. Very distinct structurally controlled clusters of circular magnetic features were delineated in the source areas of down-ice kimberlite indicator minerals.

Till sampling for kimberlite indicator heavy mineral analysis.

project review

AEM Diamond Project

The Company's AEM Diamond Project in northern Ontario covers 33,000 square kilometres within three separate areas. These areas of the Superior Province are underlain by Archaean basement rocks which have not undergone any significant post-Archaean heating. As a result, this area has retained its cool mantle root, a necessary condition to host diamond-bearing kimberlites.

Prior to a major 2002 summer sampling program, independent geophysical interpretation of proprietary magnetic contour maps, produced from airborne surveys flown mainly at 400 metre spacing (as opposed to public domain magnetic maps produced from one kilometre spaced flight lines), identified several key structures in the Project area similar to those hosting diamondiferous kimberlite pipes further to the east. The independent geophysical interpretation also identified over 30 circular anomalies in one of the Company's areas and prior to the summer exploration program 16 of these targets were staked.

The 2002 summer program consisted of glacial till and modern alluvial sampling to recover kimberlite indicator minerals (KIM). Also, a regional glaciological study was implemented to better understand the glacial history of this area and its effect on the dispersion patterns of KIM. Sampling was carried out in three areas, namely Area A (Rowlandson Lake), Area B (Stull Lake/Big Trout Lake/Swan Lake) and Area C (Muskrat Dam). The exploration program was conducted under the direct supervision of Dr. Tom Morris, P.Geo.

Commencing in early June 2002, the Company initiated a regional till-sediment sampling program for geochemical analyses and analysis for KIM. Sampling focused within favourable structural areas, which were identified using proprietary airborne magnetic data. These structural zones represent deep-seated features and were probably reactivated a number of times during the evolution of the northern Superior Province. Several sets of younger faults cut these deep-seated structures and are known to be fundamental for the emplacement of diamondiferous kimberlites in other parts of the Superior Province. Kimberlites of these ages are known to occur in these structural domains and all are known to be diamondiferous. The most significant of these kimberlites is the Attawapiskat cluster near James Bay, which is Jurassic in age.

A total of 573 till, esker and modern alluvial materials were collected and processed for KIM. Indicator minerals recovered from the sampling program included pyrope garnet, eclogite garnet, picroilmenite, chromite, chrome diopide and olivine. It appears from the dispersion pattern of these KIM that the main source is a deep-seated major structural domain trending northwest-southeast. Several indicator minerals exhibit chemistries associated with diamondiferous kimberlites.

kelly lake aem project area

airborne magnetic survey


N
Superior Claims
Others
0
5
Kilometres



Soil sampling
for geochemical
analysis.

The Company plans to implement a program of shallow drilling, grid sampling of tills to collect a larger KIM population, and ground geophysics to accurately locate the circular anomalies. Results of this program will be used to prioritize drill testing of the various target areas.

Other indicator minerals such as chrome diopide and kimberlite olivine were observed as pristine grains, suggesting very little down-ice movement from source. Laboratory tests on chrome diopides show these minerals are sourced within the upper mantle in the diamond stability field. Studies on picroilmenite chemistries show these minerals to be reduced and, as a consequence, any diamonds being transported by kimberlite magma in this area would have been preserved. This sampling program defined very specific source areas and the Company proceeded with a high sensitivity airborne magnetic survey with 150 metre spaced flight lines.

The results of the closely spaced airborne magnetic survey were beyond expectations and very distinct structurally controlled clusters of circular magnetic features were delineated in the source areas of down-ice KIM minerals. Several of these clusters are also shedding KIM with chemistries in the diamond inclusion field suggesting that they may be associated with diamondiferous kimberlites. Based on the airborne survey results and KIM distribution patterns, Superior launched a major staking program to cover all priority target areas.

Based on the till sampling program results and the airborne magnetic survey, the AEM Diamond Project has been divided up into several target blocks with various priorities. Three areas – Winisk, Peeagwon and Kelly – have been selected as priority targets. All three areas contain structurally controlled clusters of circular magnetic anomalies. The Winisk area anomalies are associated with KIM with diamond inclusion chemistries such as G-10 pyrope garnet and chrome spinel with greater than 62% chrome.

In order to evaluate all the geophysical targets, the Company plans to implement a program of shallow drilling, grid sampling of tills to collect a larger KIM population and ground geophysics to accurately locate the circular anomalies. Results of this program will be used to prioritize drill testing of the various target areas.

management's discussion and analysis

of financial condition and results of operations

For the seven months ended December 31, 2002 and years ended May 31, 2002 and 2001

Description of Business

The Company was incorporated on September 13, 1985 pursuant to the Company Act (British Columbia). On December 16, 1997 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon). The Company is a reporting issuer in British Columbia and Alberta.

The Company is a development stage mineral exploration company currently engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in northern Ontario. Subsequent to the business reorganization, the Company commenced its diamond exploration activities by focusing on a 33,000 square kilometre area of northern Ontario in specific structural zones which are known to host diamondiferous kimberlites.

Overview

On August 29, 2002, the Company completed a business reorganization pursuant to the acquisition agreement entered into in April 2002 with Aurora Platinum Corp. ("Aurora") whereby the Company issued to Aurora 13,150,000 common shares and 550,000 share purchase warrants in exchange for interests in certain mineral claims and related rights. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the mineral assets has been recorded at their cost or book value.

There was a change in management and Aurora obtained control by acquiring 58% of the outstanding shares of the Company. The Company also implemented a new stock option plan. The Company changed its name to Superior Diamonds Inc. and changed its fiscal year end date from May 31 to December 31. As a result, the Company has a transition year of seven months ended December 31, 2002. The Company also changed its currency of reporting from U.S. dollars to Canadian dollars. The Company used an exchange rate of $1 USD = $1.5275 CDN to translate its comparative numbers. This was the rate in effect on May 31, 2002 which was the last date that the U.S. dollar was used as the currency of primary measurement and display.

Prior to completion of the business reorganization, the Company was not actively involved in any business activity. Consequently, in addition to the effect of a seven month transition year, the comparisons to the historical year in the following discussion may not be meaningful.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Results of Operations

Net loss for the seven month period ended December 31, 2002 was $388,473 or $0.03 per share compared to a net loss of $68,750 or $0.01 per share for the year ended May 31, 2002 and net income of $72,356 or $0.05 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation. Income in 2001 resulted from a settlement of accounts payable.

Consulting and management fees includes $16,000 and $8,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively pursuant to separate administrative services agreements, $36,946 in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 relating to stock-based compensation expense for stock options granted to non-employees during 2002.

General exploration includes $72,954 relating to stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $32,087, $14,976 and $2,610 for the period ended December 31, 2002 and years ended May 31, 2002 and 2001 respectively includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $128,573 includes $117,620 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $38,386 during the year ended May 31, 2002 and $36,190 in 2001.

Office expense of $14,316 for the seven months ended December 31, 2002 (May 31, 2002 - $31,619; May 31, 2001 - $5,436) relates to costs incurred that are of a general and administrative nature.

Financial Condition, Liquidity and Capital Resources

On August 16, 2002, a special meeting of shareholders was held and shareholder approval was received for the RTO with Aurora, and on August 29 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired certain mineral claims and related rights from Aurora in exchange for the Company issuing to Aurora 13,150,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.25 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in August 2005 under the current escrow agreement.

In addition, on August 29, 2002, 1,785,714 warrants and 28,000 stock options were exercised for proceeds of $303,571 and $5,320 respectively.

Concurrent with and part of the business reorganization, the Company raised $1 million through the sale of 4 million units at $0.25 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

At the opening of trading on September 3, 2002, the Company changed its name to Superior Diamonds Inc. and trading of its shares on the Exchange resumed under the symbol SDX.

The Company had working capital of $1,144,831 as at December 31, 2002 compared to $5,531 as at May 31, 2002 and $73,835 as at May 31, 2001.

During the seven month period ended December 31, 2002, Superior raised a total of $1,674,381 (net) by issuing an aggregate of 7,242,287 common shares pursuant to two private placements as well as the exercise of warrants and stock options.

On December 31, 2002, Superior closed a private placement of 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. An amount equal to the proceeds from the flow through shares was renounced under the "look-back rule" for the year ended December 31, 2002.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus.

On May 4, 2001, the Company issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

On November 30, 2000, the Company's creditors agreed to accept 369,070 shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statement of loss and deficit as settlement of accounts payable.

During the period ended December 31, 2002, the value of resource properties increased by $594,343 of which $294,881 relates to the acquisition of mineral assets. A total of $299,462 in exploration expenditures ($158,262 on a cash basis) was incurred on the Company's resource properties during the period.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known economic diamond deposit. Other risks facing the Company include competition and marketing, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As an exploration company, the future liquidity of Superior will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

auditors' report

To the Shareholders of Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Ltd.)

We have audited the balance sheets of Superior Diamonds Inc. as at December 31, 2002 and May 31, 2002 and the statements of (loss) income and deficit and cash flows for the seven month period ended December 31, 2002 and the year ended May 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and May 31, 2002 and the results of its operations and its cash flows for the seven month period ended December 31, 2002 and the year ended May 31, 2002 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

The financial statements as at May 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on these statements in their report dated September 21, 2001.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 28, 2003

balance sheets

	December 31, 2002	May 31, 2002	May 31, 2001
Assets			
Current			
Cash and cash equivalents	$ 1,281,180	$ 33,417	$ 150,488
Exploration advances and other receivables	41,595	4,610	6,121
	1,322,775	38,027	156,609
Capital assets (note 3)	–	–	444
Resource properties (note 4)	594,343	–	2
	$ 1,917,118	$ 38,027	$ 157,055
Liabilities			
Current			
Accounts payable and accrued charges	$ 36,744	$ 32,496	$ 82,774
Due to parent company (note 7)	141,200	–	–
	177,944	32,496	82,774
Shareholders' Equity			
Share capital (note 6)	8,363,105	6,393,843	6,393,843
Contributed surplus	152,854	–	–
Deficit	(6,776,785)	(6,388,312)	(6,319,562)
	1,739,174	5,531	74,281
	$ 1,917,118	$ 38,027	$ 157,055

See accompanying notes to consolidated financial statements

Approved by the Board

John G Paterson

Thomas W Beattie

statements of (loss) income and deficit

	For the seven month period ended December 31, 2002	For the year ended May 31, 2002	For the year ended May 31, 2001
Expenses			
Consulting and management fees	$ 140,846	$ 4,378	$ 27,356
Depreciation	–	–	191
General exploration	72,954	–	–
Investor relations	32,087	14,976	2,610
Legal and accounting	128,573	38,386	36,190
Office expense	14,316	31,619	5,436
Capital assets written off	–	444	–
Resource property costs written off	–	2	–
Travel	8,085	–	–
Loss before undernoted items	(396,861)	(89,805)	(71,783)
Interest income	8,388	374	350
Settlement of accounts payable	–	20,681	143,789
Net (loss) income for the period	(388,473)	(68,750)	72,356
Deficit at beginning of period	(6,388,312)	(6,319,562)	(6,391,918)
Deficit at end of period	$ (6,776,785)	$ (6,388,312)	$ (6,319,562)
(Loss) earnings per share – basic	$ (0.03)	$ (0.01)	$ 0.05
(Loss) earnings per share – diluted	$ –	$ –	$ 0.02
Weighted average number of shares outstanding	16,577,294	3,695,401	1,873,962
Weighted average number of shares outstanding assuming full dilution	–	–	3,813,676

See accompanying notes to consolidated financial statements

statements of cash flows

	For the seven month period ended December 31, 2002	For the year ended May 31, 2002	For the year ended May 31, 2001
Operating Activities			
Net (loss) income for the period	$ (388,473)	$ (68,750)	$ 72,356
Items not involving cash			
Capital assets written off	–	444	–
Depreciation	–	–	191
Resource property costs written off	–	2	–
Stock-based compensation	152,854	–	–
Settlement of accounts payable	–	(20,681)	(143,789)
	(235,619)	(88,985)	(71,242)
Change in non-cash operating working capital items			
(Increase) decrease in exploration advances and other receivables	(36,986)	1,344	(4,722)
Increase (decrease) in accounts payable and accrued charges	4,249	(29,430)	(18,209)
	(268,356)	(117,071)	(94,173)
Investing Activity			
Resource property expenditures	(158,262)	–	–
Financing Activity			
Shares issued	1,674,381	–	240,474
Increase (decrease) in cash and cash equivalents during the period	1,247,763	(117,071)	146,301
Cash and cash equivalents at beginning of period	33,417	150,488	4,187
Cash and cash equivalents at end of period	$ 1,281,180	$ 33,417	$ 150,488
Cash and cash equivalents consist of:			
Cash	582,678	33,417	150,488
Short-term investments	698,502	–	–
Cash and cash equivalents at end of period	$ 1,281,180	$ 33,417	$ 150,488

Supplemental cash flow information (note 8)

See accompanying notes to consolidated financial statements

notes to financial statements

For the seven months ended December 31, 2002 and years ended May 31, 2002 and 2001

1. Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of diamond properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

Superior Diamonds Inc.(formerly Consolidated Ouro Brasil Ltd.) ("the Company"), originally incorporated under the laws of British Columbia on September 13, 1985, was continued in the jurisdiction of the Business Corporations Act (Yukon) on December 16, 1997. The Company is a reporting issuer in British Columbia and Alberta.

On August 29, 2002, the Company completed a business reorganization involving the acquisition of interests in certain mineral claims and related rights ("the Acquisition") held by Aurora Platinum Corp. ("Aurora") in exchange for the Company issuing to Aurora 13,150,000 common shares and 550,000 share purchase warrants. Upon completion of the Acquisition the Company changed its name to Superior Diamonds Inc., there was a change in management, and Aurora acquired control of the Company. As at December 31, 2002, Aurora owned 57% of the Company's outstanding common shares.

The Acquisition constituted a reverse takeover ("RTO") transaction under the policies of the TSX Venture Exchange. However, in accordance with EIC-10, the direct purchase method of accounting has been applied and the value of the acquired assets (mineral claims) has been recorded at their cost or book value.

Reorganization costs of $117,620 were incurred and included in legal and accounting on the statements of (loss) income and deficit.

Subsequent to the reorganization, the Company changed its fiscal year end date from May 31 to December 31. As a result, the Company has a transition year of seven months ended December 31, 2002.

The Company also determined that it was appropriate to change its currency of reporting from U.S. dollars to Canadian dollars. Comparative figures have been restated to reflect the change in reporting currency. The balance sheets, statements of loss and deficit, and statements of cash flows were translated using the exchange rate on May 31, 2002 ($1 USD = $1.5275 CDN).

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to parent company. The carrying value of these financial instruments approximates fair value.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature are written off to general exploration during the year.

d) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

e) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective June 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

g) (Loss) Earnings per Share

Basic (loss) earnings per share is calculated using the weighted-average number of common shares outstanding during the period. The calculation of diluted earnings (loss) per share uses the treasury stock method to compute the dilutive effect on options and warrants. For the period ended December 31, 2002 and year ended May 31, 2002, fully diluted loss per share has not been presented as it is anti-dilutive.

h) Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation used in the current year.

3. Capital Assets

Computer equipment with a net book value of $444 as of May 31, 2001 was written off during the year ended May 31, 2002.

4. Resource Properties

For the seven month period ended December 31, 2002:

	AEM Diamond Project
Acquisition of mineral assets	$ 294,881
Claims acquisition, assessment and maintenance	8,100
Analytical	88,630
Geophysics	101,047
Geology	80,262
Research	610
Project administration	20,813
Balance, end of period	$ 594,343

The AEM Diamond Project was created as a result of the mineral claims acquired from Aurora in the transaction described in note1.

In 2001, the Company had resource property costs of $2 recorded on its balance sheet for the Raven Property in British Columbia. These costs were written off during the year ended May 31, 2002.

5. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31, 2002	May 31, 2002	May 31, 2001
Statutory tax rate	40%	45%	46%
Recovery of income taxes computed at standard rates	$ 155,389	$ 30,938	$ (33,284)
Non-deductible expenses	(61,142)	–	–
Tax losses not recognized in the period that the benefit arose	(94,247)	(30,938)	33,284
	$ –	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	December 31, 2002	May 31, 2002	May 31, 2001
Operating loss carry-forwards	$ 513,803	$ 669,495	$ 840,862
Accumulated cost base difference on assets	646,875	429,108	429,108
	1,160,678	1,098,603	1,269,970
Less: Valuation allowance	(1,160,678)	(1,098,603)	(1,269,970)
	$ –	$ –	$ –

At December 31, 2002, the Company had the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry
Canada	$ 1,284,000	2003-2010

At December 31, 2002, the Company had the following capital losses:

Country	Amount
Canada	$ 1,262,416

6. Share Capital

a) The Company has authorized 100,000,000 common shares without par value.

During the seven month period ended December 31, 2002, and the years ended May 31, 2002 and 2001, changes in issued share capital were as follows:

	For the seven month period ended December 31, 2002		For the year ended May 31, 2002		For the year ended May 31, 2001	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Issued at beginning of period	3,695,401	$ 6,393,843	3,695,401	$ 6,393,843	1,540,617	$ 6,081,524
Issued pursuant to acquisition agreement with Aurora (i)	13,150,000	294,881	–	–	–	–
Issued upon exercise of warrants	1,785,714	303,571	–	–	–	–
Issued upon exercise of stock options	28,000	5,320	–	–	–	–
Issued pursuant to a private placements – net of share issue costs of $134,511 (2001 – $12,005) (ii)	5,428,573	1,365,490	–	–	1,785,714	237,995
Shares issued in settlement of debt (iii)	–	–	–	–	369,070	74,324
Issued at end of period	24,087,688	$ 8,363,105	3,695,401	$ 6,393,843	3,695,401	$ 6,393,843

i) Pursuant to the Acquisition, the Company issued 13,150,000 common shares and 550,000 share purchase warrants to Aurora. Each warrant entitles Aurora to purchase one common share of the Company for $0.25 until August 28, 2004.

ii) Concurrent with and part of the Acquisition, on August 29, 2002 the Company issued by way of a private placement 4 million units at $0.25 per unit for gross proceeds of $1 million. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.50 until August 28, 2003. The agent received a cash commission of 7.5% of the gross proceeds and 325,000 broker warrants, and a finders fee of 75,000 warrants was issued to a third party. These warrants enable the holder to buy one common share at $0.25 until August 28, 2003.

On December 31, 2002, the Company issued, by way of a private placement, 428,570 flow through and 1,000,003 non-flow through units at $0.35 per unit for gross proceeds of $500,000. Each flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole warrant entitles the holder to buy one non-flow through common share for $0.60 within 12 months after closing. The agent was paid a commission of 7.5% of gross proceeds and received 142,857 broker warrants. Each broker warrant entitles the holder to buy one non-flow through common share at a price of $0.40 within 12 months after closing. Proceeds from the flow through shares were renounced under the "look-back rule" for the year ended December 31, 2002.

On May 4, 2001, the Company issued 1,785,714 units for $0.14 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant that entitled the purchaser to purchase one additional common share for $0.17. These warrants were exercised in August 2002.

iii) On November 30, 2000, the Company's creditors agreed to accept 369,070 common shares at a deemed price of $0.2025 per common share as settlement of outstanding payables. The difference between the book amount and the value of the shares issued is included within the statements of loss and deficit as settlement of accounts payable.

b) Stock Options

At December 31, 2002, there were 3,030,000 stock options outstanding and exercisable under the Company's stock option plan.

	For the seven month period ended December 31, 2002		For the year ended May 31, 2002		For the year ended May 31, 2001	
	Number of shares	Weighted-Average Exercise Price	Number of shares	Weighted-Average Exercise Price	Number of shares	Weighted-Average Exercise Price
Outstanding at beginning of period	94,250	$0.19	154,000	$0.19	42,500	$0.21
Issued	3,030,000	$0.25	–	$ –	113,500	$0.19
Exercised or cancelled	(94,250)	$0.19	(59,750)	$0.20	(2,000)	$0.22
Outstanding and exercisable at end of period	3,030,000	$0.25	94,250	$0.19	154,000	$0.19

The weighted-average contractual life of the options outstanding is 4.6 years. There are 3,000,000 stock options expiring on August 28, 2007, and 30,000 stock options expiring on September 1, 2007.

c) Stock-Based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $152,854 as stock-based compensation expense and included this amount in contributed surplus. The stock-based compensation expense is classified between consulting and management fees and general exploration.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after June 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

	For the seven months ended December 31, 2002
Net loss	
As reported	$ 388,473
Pro forma	$ 602,469

The loss per share on a pro forma basis would be $0.05 compared to the $0.03 reported.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the seven month period ended December 31, 2002: no dividends are to be paid; volatility of 56%; risk-free interest rate of 4.21%; and expected life of five years.

d) As at December 31, 2002, there were 3,807,143 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
August 29/02	2,000,000	$0.50	August 29/03
August 29/02	400,000	$0.25	August 29/03
August 29/02	550,000	$0.25	August 29/04
December 31/02	714,286	$0.60	December 31/03
December 31/02	142,857	$0.40	December 31/03

No carrying values have been assigned to the warrants.

7. Related Party Transactions

Fees amounting to $27,369 (May 31, 2002 – $4,378; May 31, 2001 – $11,282) were paid on account of consulting and management services provided by companies owned by directors and officers during the seven month period ended December 31, 2002. Amounts paid to Aurora under the terms of an administrative services agreement totaled $8,000. According to the terms of the agreement, the Company agrees to pay Aurora $2,000 per month for administrative services. As well, there were fees of $16,000 paid to Southwestern Resources Corp. ("Southwestern") under the terms of a separate administrative services agreement. Under this agreement, the Company agrees to pay Southwestern $4,000 a month for certain administrative services provided by Southwestern. As at December 31, 2002, there was an amount of $141,200 due to Aurora.

During the year ended May 31, 2001, the Company issued 194,750 common shares to directors or companies controlled by directors for settlement of $39,219 of outstanding payables.

8. Supplemental Cash Flow Information

	For the seven month period ended December 31, 2002	For the year ended May 31, 2002	For the year ended May 31, 2001
Issued 13,150,000 common shares to Aurora pursuant to the Acquisition	$ 294,881	$ –	$ –
Granted 1,250,000 stock options to consultants	$ 152,854	$ –	$ –
Shares issued for debt settlement	$ –	$ –	$ 74,324
Interest received	$ 7,339	$ 374	$ 350

Directors and Officers

John G Paterson
President, CEO and Director

Parkash K Athwal
Chief Financial Officer

Susy H Horna
Corporate Secretary

Thomas W Beattie *
Director

K Wayne Livingstone *
Director

Michael D Winn *
Director

* member of the audit committee

Head Office

Superior Diamonds Inc.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca

Exploration Office

Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8

Telephone 705 525 0992
Fax 705 525 7701

Auditors

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

SDX – TSXV

Notice of Annual Meeting

The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Wednesday, June 4, 2003 at 10:00 am



Superior Diamonds Inc.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 806 0667
Fax 604 688 5175
www.superiordiamonds.ca
info@superiordiamonds.ca